

FOR IMMEDIATE RELEASE   TSX | NYSE | LSE: WPM
May 13, 2022

WHEATON PRECIOUS METALS ANNOUNCES ELECTION OF DIRECTORS AND APPROVAL OF SPECIAL MATTERS - WELCOMES NEW CHAIR AND BOARD MEMBER

Vancouver, British Columbia – Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") announces that the nominees listed below were elected to the Board of Directors at the 2022 Annual and Special Meeting of Shareholders. Detailed results of the vote for the Board of Directors of the Company are shown below. As previously announced, Mr. Doug Holtby who had served as Chair of Wheaton is retiring and did not stand for reelection, and Mr. George Brack has been appointed the role of Chair of the Board. In addition, Ms. Jaimie Donovan has been elected to the Board.

"First off, I would like to thank Doug for his leadership and guidance over the past 16 years, during which Wheaton grew from a niche player to one of the largest precious metal companies in the world," said George Brack, Chair of Wheaton. "I am excited to be stepping into the Chair position of Wheaton, especially given the Company's strong track record of delivering value to all stakeholders through accretive growth and focus on sustainability. I am also excited to welcome Jaimie Donovan to the Wheaton Board of Directors. Ms. Donovan's significant technical and operational experience will no doubt make her an excellent addition to the Wheaton Board. With the addition of Ms. Donovan, we are pleased to achieve our goal of having at least 30% gender diversity on the Board, two years ahead of our stated target of 2024."

2022 Annual and Special Meeting of Shareholders Voting Results

Nominee	Votes For	% For	Votes Withheld	% Withheld
George L. Brack	279,843,827	86.73%	42,799,191	13.27%
John A. Brough	289,923,537	89.86%	32,719,481	10.14%
Jaimie Donovan	320,848,121	99.44%	1,794,897	0.56%
R. Peter Gillin	268,956,212	83.36%	53,686,806	16.64%
Chantal Gosselin	317,437,144	98.39%	5,205,874	1.61%
Glenn Ives	321,506,611	99.65%	1,136,407	0.35%
Charles A. Jeannes	321,420,318	99.62%	1,222,700	0.38%
Eduardo Luna	288,408,017	89.39%	34,235,001	10.61%
Marilyn Schonberner	321,639,355	99.69%	1,003,663	0.31%
Randy V.J. Smallwood	320,784,002	99.42%	1,859,016	0.58%

The following special matter was also approved by shareholders at the 2022 Annual and Special Meeting of Shareholders:

- the non-binding advisory resolution accepting the Company's approach to executive compensation was carried with 91.56% of the votes cast in favour of such resolution.

For further information, please contact:

Patrick Drouin
Senior Vice President, Sustainability and Investor Relations
Wheaton Precious Metals Corp.
Tel: 1-844-288-9878
Email: info@wheatonpm.com
Website: www.wheatonpm.com